LPL FINANCIAL HOLDINGS INC.
75 State Street
Boston, MA 02109

January 13, 2014
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Suzanne Hayes

Re:	SEC Comment Letter dated December 27, 2013
LPL Financial Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-34963

Dear Ms. Hayes:
On behalf of LPL Financial Holdings Inc. (the “Company”), we are writing in response to your comment letter dated December 27, 2013 relating to the Company's Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) filed with the Securities and Exchange Commission on February 26, 2013. We have, for your convenience, reproduced your comments, followed by the Company's responses, below.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 71
Risk Management, page 73
1.    Please expand your risk management discussion to describe in more detail the communication channels used to report risk related information from your subsidiaries to the Risk Oversight Committee and the Board of Directors. You should address:

•	Whether you have identified triggering events that require reports/communications to the committee;

•	Whether each subsidiary has a designated risk officer; and

•	Potential challenges due to acquisition related activities, for example subsidiaries using different, potentially incompatible, technologies.
Response to Comment 1:
In response to the Staff’s comment, the Company plans to expand its risk management discussion in its upcoming annual report on Form 10-K for the year ended December 31, 2013 substantially as set forth below (the “Proposed Disclosure”). In particular, the disclosure will describe in greater detail the Company’s enterprise risk management framework and the related communication channels used to report risk-related information from the Company’s subsidiaries, particularly LPL Financial LLC (“LPL Financial”), its principal operating subsidiary.
The Company has escalation policies in place that determine which events require communication to the Risk Oversight Committee of LPL Financial (the “ROC”), in which the Company has centralized corporate-level risk management functions. The composition of the ROC and its use of subcommittees covering key areas of risk are designed to ensure that each business line, including the Company’s various subsidiaries, is represented on or has access to the ROC. Participation by senior management in the ROC and its subcommittees is intended to ensure that significant risk-related issues and events, regardless of subsidiary, are reported to the ROC and escalated to the Board of Directors or its Audit or Compensation Committees as appropriate. The Company has not encountered significant challenges to its risk management activities due to acquisitions.

Securities and Exchange Commission	- 2 -	January 13, 2014

The Proposed Disclosure will be substantially as follows:
Risk Management
~~We have established various committees of the Board of Directors to manage the risks associated with our business. Our Audit Committee was established for the primary purpose of overseeing (i) the integrity of our unaudited and audited consolidated financial statements, (ii) our compliance with legal and regulatory requirements that may impact our unaudited and audited consolidated financial statements or financial operations, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our independent auditor and internal audit function. Our Compensation and Human Resources Committee was established for the primary purpose of (i) overseeing our efforts to attract, retain and motivate members of our senior management team in partnership with the Chief Executive Officer, (ii) carrying out the Board’s overall responsibility relating to the determination of compensation for all executive officers to achieve the proper risk-reward balance and not encourage unnecessary or excessive risk-taking, (iii) overseeing all other aspects of our compensation and human resource policies and (iv) overseeing our management resources, succession planning and management development activities. As mandated by the Audit Committee, we also have established a Risk Oversight Committee comprised of a group of our senior-most executives to oversee the risk management activities of the Company.~~
We employ an enterprise risk management framework ("ERM") that is intended to address key risks and responsibilities, enable us to execute our business strategy, and protect our firm and its franchise. Our framework is designed to promote clear lines of risk management accountability and a structured escalation process for key risk information and events.
Our risk management governance approach includes our Board of Directors (the “Board”) and certain of its committees; the Risk Oversight Committee of LPL Financial (the “ROC”) and its subcommittees; the Internal Audit Department and the Governance, Risk and Compliance (“GRC”) Department of LPL Financial; and business line management. We regularly reevaluate and, when necessary, modify our processes to improve the identification and escalation of risks and events.
Audit Committee of the Board. In addition to its other responsibilities, the Audit Committee of the Board (the “Audit Committee”) reviews our policies with respect to risk assessment and risk management, as well as our major financial risk exposures and the steps management has undertaken to control them. The Audit Committee provides reports to the Board at each of the Board’s regularly scheduled quarterly meetings.
Compensation and Human Resources Committee of the Board. In addition to its other responsibilities, the Compensation and Human Resources Committee of the Board assesses whether our compensation arrangements encourage inappropriate risk-taking, and whether risks arising from our compensation arrangements are reasonably likely to have a material adverse effect on the Company.
Risk Oversight Committee of LPL Financial. The Audit Committee has mandated that the ROC oversee our risk management activities, including those of our subsidiaries. Our Chief Executive Officer serves as chair, and the Chief Risk Officer of LPL Financial serves as vice chair, of the ROC, which generally meets on a monthly basis with ad hoc meetings as necessary. Each member of the Management Committee of LPL Financial and the three other Managing Directors (Managing Director, Chief Investment Officer; Managing Director, Independent Advisor Services; and Managing Director, Institution Services) serve on the ROC. Additional members of the Company’s senior management team are also included as ex-officio members, representing the key control areas of the Company. These individuals include, but are not limited to, the Chief Compliance Officer, Brokerage and the Chief Compliance Officer, Advisory of LPL Financial, as well as the Chief Information Security Officer and the Chief Privacy Officer of LPL Financial. Participation in the ROC by senior officers is intended to ensure that the ROC covers the key risk areas of the Company, including its subsidiaries, and that the ROC thoroughly reviews significant matters relating to risk priorities, policies and control procedures and related exceptions, certain new and complex products and business arrangements, transactions with significant risk elements, and identified emerging risks.

Securities and Exchange Commission	- 3 -	January 13, 2014

The chair of the ROC provides reports to the Audit Committee at each of the Audit Committee’s regularly scheduled quarterly meetings and, as necessary or requested, to the Board of Directors. The reports generally cover topics addressed by the ROC at its meetings since the immediately preceding report. If warranted, matters of material risk are escalated to the Audit Committee or Board of Directors more frequently.
Subcommittees of the Risk Oversight Committee. The ROC has established multiple subcommittees that cover key areas of risk. The subcommittees meet regularly and are responsible for keeping the ROC informed and escalating issues in accordance with the Company’s escalation policies. The responsibilities of such subcommittees include, for example, oversight of the approval of new and complex investment products offered to advisors’ clients; oversight of the Company’s investment advisory business; issues and trends related to advisor compliance and examination findings; whistle-blower hotline allegations; and oversight of disclosures related to our financial reporting.
Internal Audit Department. The Internal Audit Department provides independent verification of the effectiveness of the Company’s internal controls by conducting risk assessments and audits designed to identify and cover important risk categories. The Internal Audit Department provides regular reports to the ROC and reports to the Audit Committee at least as often as quarterly.
Control Groups. The GRC Department provides compliance oversight and guidance, and conducts various risk and other assessments to address regulatory and firm-specific risks and requirements. The GRC Department reports to the Chief Risk Officer, who reviews the results of the firm’s risk management process with the ROC, the Audit Committee and the Board as necessary. We also consider the Internal Audit Department to be a control group.
Business Line Management. Each business line is responsible for managing its risk, and business line management is responsible for keeping senior management, including the members of the ROC, informed of operational risk and escalating risk matters (as defined by the Company’s escalation policies). We have conducted firm-wide escalation training for our employees. Certain business lines, including Broker/Dealer Support Services and Business Technology Services, have dedicated personnel with responsibilities for monitoring and managing risk-related matters. Business lines are subject to oversight by the control groups, and the Finance, Legal, Business Technology Services and Human Capital Departments also execute certain control functions and report matters to the ROC, Audit Committee and Board as appropriate.
In addition to ~~various committees~~ the ERM framework, we have written policies and procedures that govern the conduct of business by our advisors, ~~our~~ employees, ~~our relationship with advisors' clients~~ and the terms and conditions of our relationships with product manufacturers. Our client and advisor policies address the extension of credit for client accounts, data and physical security, compliance with industry regulation and codes of ethics to govern employee and advisor conduct, among other matters.
* * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff's view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (858) 909-7484 or Marko S. Zatylny of Ropes & Gray LLP at (617) 951-7980.

Securities and Exchange Commission	- 4 -	January 13, 2014

Sincerely,
/s/ Dan H. Arnold
Dan H. Arnold
Chief Financial Officer
LPL Financial Holdings Inc.